Annual Shareholder
Meeting Results

The Fund held its annual meeting of shareholders on July 21, 2010. Common/Preferred shareholders voted as indicated below:

	Affirmative	Withheld Authority
Re-election of Paul Belica – Class I to serve until 2013	52,976,212	1,837,107
Election of James A. Jacobson* - Class II to serve until 2011	8,092	121
Re-election of William B. Ogden, IV – Class I to serve until 2013	53,015,204	1,798,115
Election of Alan Rappaport* - Class I to serve until 2013	8,092	121

The other members of the Board of Trustees at the time of the meeting, namely Messrs. Hans W. Kertess and John C. Maney† continued to serve as Trustees of Convertible & Income II Fund.
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*Preferred Shares Trustee
†Interested Trustee